SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SenesTech, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

81720R604
(CUSIP Number)

November 27, 2023 and December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81720R604	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON PFS Cap Mgt Co
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 95,000 shares of Common Stock (including 30,000 shares of Common Stock issuable upon the exercise of warrants) (see Item 4)*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 95,000 shares of Common Stock (including 30,000 shares of Common Stock issuable upon the exercise of warrants) (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,000 shares of Common Stock (including 30,000 shares of Common Stock issuable upon the exercise of warrants) (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (see Item 4)*
12	TYPE OF REPORTING PERSON CO

* The information set forth above reflects the information as the date hereof. As of the date of event requiring the filing of this statement (the “Event Date”), the Reporting Persons may have been deemed to beneficially own 26,442 shares of Common Stock (including 15,000 shares of Common Stock issuable upon the exercise of warrants held by the Trust (as defined in Item 2(a)) (the “Reported Warrants”)) and representing approximately 9.99% of the outstanding shares of Common Stock as of such time. As of December 31, 2023, the Reporting Persons may have been deemed to beneficially own 27,400 shares of Common Stock (including 15,000 shares of Common Stock issuable upon the exercise of the Reported Warrants) and representing approximately 9.99% of the outstanding shares of Common Stock as of such time.

The positions reported as of the date of event requiring the filing of this statement and as of December 31, 2023 have been adjusted to reflect the 1-for-10 reverse stock split effected by the Issuer on July 24, 2024. As more fully described in Item 4, the Reported Warrants are subject to the 9.99% Blocker (as defined in Item 4) and the percentages set forth above give effect to the 9.99% Blocker. However, each position reported above is the number of shares of Common Stock that would be issuable upon the full exercise of the Reported Warrants at such time and do not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person at such time, after giving effect to the 9.99% Blocker, is less than the positions reported above.

CUSIP No. 81720R604	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON PFS Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 95,000 shares of Common Stock (including 30,000 shares of Common Stock issuable upon the exercise of warrants) (see Item 4)*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 95,000 shares of Common Stock (including 30,000 shares of Common Stock issuable upon the exercise of warrants) (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,000 shares of Common Stock (including 30,000 shares of Common Stock issuable upon the exercise of warrants) (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (see Item 4)*
12	TYPE OF REPORTING PERSON PN

* The information set forth above reflects the information as the date hereof. As of the Event Date, the Reporting Persons may have been deemed to beneficially own 26,442 shares of Common Stock (including 15,000 shares of Common Stock issuable upon the exercise of the Reported Warrants) and representing approximately 9.99% of the outstanding shares of Common Stock as of such time. As of December 31, 2023, the Reporting Persons may have been deemed to beneficially own 27,400 shares of Common Stock (including 15,000 shares of Common Stock issuable upon the exercise of the Reported Warrants) and representing approximately 9.99% of the outstanding shares of Common Stock as of such time.

The positions reported as of the date of event requiring the filing of this statement and as of December 31, 2023 have been adjusted to reflect the 1-for-10 reverse stock split effected by the Issuer on July 24, 2024.  As more fully described in Item 4, the Reported Warrants are subject to the 9.99% Blocker and the percentages set forth above give effect to the 9.99% Blocker. However, each position reported above is the number of shares of Common Stock that would be issuable upon the full exercise of the Reported Warrants at such time and do not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person at such time, after giving effect to the 9.99% Blocker, is less than the positions reported above.

CUSIP No. 81720R604	13G	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER
SenesTech, Inc. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
23460 N 19th Ave, Suite 110, Phoenix, AZ 85027

Item 2(a).	NAME OF PERSON FILING

This report on Schedule 13G is being filed by: (i) PFS Cap Mgt Co, a Nevada corporation (“Mgt Co”) and (ii) PFS Trust, a Nevada trust (the “Trust”). Mgt Co indirectly controls the Trust, with respect to the Common Stock (as defined in Item 2(d) below) and the Common Stock underlying warrants directly held by the Trust.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address for each of the Reporting Persons is 2207, Suite B, Bellanca St., Minden, Nevada 89423.

Item 2(c).	CITIZENSHIP
Mgt Co is a Nevada corporation. The Trust is a Nevada trust.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP NUMBER
81720R604

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 81720R604	13G	Page 5 of 7 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page hereto and is incorporated herein by reference for the Reporting Person.

The percentages set forth as of the date hereof are calculated based upon 515,340 shares of Common Stock outstanding as of August 6, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2024, and assumes the exercise of the Reported Warrants held by the Trust, subject to the 9.99% Blocker (as defined below).

The percentages set forth as of the Event Date and December 31, 2023 are calculated based upon approximately 94,260 shares of Common Stock outstanding, which is based on assuming the completion of the Common Stock offering described in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 29, 2023, as confirmed in the Issuer’s Current Report on Form 8-K filed with the SEC on November 29, 2023, and gives effect to the 1-for-10 reverse stock split effected by the Issuer on July 24, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 23, 2024, and assumes the exercise of the Reported Warrants held by the Trust, subject to the 9.99% Blocker.

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise any of the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Common Stock (the “9.99% Blocker”) and the percentage set forth on the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of such Reported Warrants due to the 9.99% Blocker. In addition, as of the date of event requiring the filing of this statement and as of December 31, 2023, the Reporting Persons were not able to exercise all of such Reported Warrants due to the 9.99% Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

CUSIP No. 81720R604	13G	Page 6 of 7 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 81720R604	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 12, 2024

PFS CAP MGT CO

/s/ John David Kessler
Name: John David Kessler
Title: Director

PFS TRUST

/s/ John David Kessler
Name: John David Kessler
Title: Authorized Signatory